UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

NOTIFICATION OF LATE FILING            SEC FILE NUMBER: 0-25947

                                       CUSIP NUMBER: 854306-10-7

[X]Form 10-K [ ]Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ]Form N-SAR

For Period Ended: December 31, 2000
                  -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     Full Name of Registrant

     Stanfield Educational Alternatives, Inc.

     Former Name if Applicable

     Innovative Technology Systems, Inc.

Address of Principal Office (Street and Number)

     7785 Baymeadows Way, Suite 204

City, State and Zip Code

     Jacksonville, Florida 32256



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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's Certifying Independent Accountant and Management have not been able to complete the necessary work for preparation and filing of the Form 10-KSB for the year ended December 31, 2000 within the prescribed time period.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Lawrence W. Stanfield            (904)        707-2266
     ---------------------         ----------- ------------------
          (Name)                   (Area Code) (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [ ] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

                         [ ] Yes        [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                   STANFIELD EDUCATIONAL
                                   ALTERNATIVES, INC.



Date: March 28, 2001               BY: /s/Lawrence W. Stanfield
                                      ---------------------------
                                      Lawrence W. Stanfield, CEO


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